02/04/09 WED 10:03 FAX [redacted]

09055043

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterling Investments Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6250 North River Road, Suite 3005
(No. and Street)

Rosemont (City) Illinois (State) 60018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Constantine Pelos 847-384-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Manning Silverman & Company
(Name – *if individual, state last, first, middle name*)

175 Olde Half Day Road, Suite 290
~~Lincolnshire, Illinois 60069~~
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 05 2009
Washington, DC
111

PROCESSED
FEB 19 2009
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Constantine Pelos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterling Investment Services, Inc., as of December 31, 20__, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Elvira Caporali
Notary Public State of Illinois
My Commission Expires 05/22/2012

[signature]
Signature

Vice President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING INVESTMENT SERVICES, INC.

Financial Statements and Independent Auditor's Report Pursuant to Rule 17a-5

December 31, 2008

MANNING SILVERMAN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
(847) 459-8850

STERLING INVESTMENT SERVICES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2008

MANNING SILVERMAN
& CO.

Certified Public Accountants
Management Consultants
Business Advisors

CPA The CPA. Never underestimate the value.

175 Olde Half Day Road, Suite 290
Lincolnshire, IL 60069

phone 847-459-8850 fax 847-537-8954

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Sterling Investment Services, Inc.
Rosemont, Illinois

We have audited the accompanying statement of financial condition of Sterling Investment Services, Inc. as of December 31, 2008, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of Sterling Investment Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Investment Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Manning Silverman & Company

Manning Silverman & Company
Certified Public Accountants

January 28, 2009

STERLING INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and Cash Equivalents	$	11,608
Receivable from Broker/Dealers		634
Prepaid Expenses		1,500
Furniture and Equipment at cost, less $25,653 Accumulated Depreciation		0
Total Assets	$	13,742

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expense	$	3,000
Shareholder's Equity		
Common Stock, $.01 par value; 1,000,000 shares authorized and issued, 990,000 shares outstanding		10,000
Additional Paid-in Capital		128,797
Retained Earnings (Deficit)		(128,055)
Total Shareholder's Equity		10,742
Total Liabilities and Shareholder's Equity	$	13,742

See Independent Auditor's Report.
The accompanying notes are an integral part of these financial statements.

STERLING INVESTMENT SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

Revenue		
Commissions	$	215,860
Interest		25,497
Other		1,006
Total Revenue		242,363
Expenses		
Commissions, Compensation, Taxes and Benefits		127,709
Clearing and Execution Charges		76,274
Occupancy and Equipment Rental		26,700
Office Expense		8,124
Professional Fees		3,900
Depreciation Expense		2,177
Regulatory Costs		5,160
Total Expenses		250,044
Net Income (Loss)	$	(7,681)

See Independent Auditor's Report.
The accompanying notes are an integral part of these financial statements.

STERLING INVESTMENT SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance, Beginning of Year	$ 10,000	$ 128,797	$ (120,374)	$ 18,423
Net Income (Loss)			(7,681)	(7,681)
Balance, End of Year	$ 10,000	$ 128,797	$ (128,055)	$ 10,742

See Independent Auditor's Report.
The accompanying notes are an integral part of these financial statements.

STERLING INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities		
Net Income (Loss)	$	(7,681)
Adjustments:		
Depreciation		2,177
Decrease in Receivable from Broker/Dealers		2,676
Decrease in Prepaid Expenses		4,497
Increase in Accounts Payable		465
Net Cash Flow Provided by Operating Activities		2,134
Financing Activities		
Shareholder Distributions		0
Net Cash Flow (Used in) Financing Activities		0
Net Increase in Cash and Cash Equivalents		2,134
Cash and Cash Equivalents Balance at December 31, 2007		9,474
Cash and Cash Equivalents Balance at December 31, 2008	$	11,608

See Independent Auditor's Report.
The accompanying notes are an integral part of these financial statements.

STERLING INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

1. **Significant Accounting Policies**

Organization - The Company was incorporated in the state of Delaware on November 7, 1985. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and United States government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment - Depreciation of furniture and equipment is provided using accelerated and straight-line methods over estimated useful lives of five and seven years.

2. Net Capital Requirements

As a registered Broker/Dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 150%. In January 2003, the Company received approval from the National Association of Securities Dealers, Inc. to reduce its required minimum net capital from \$50,000 to \$5,000. At December 31, 2008 the Company's net capital and required net capital were \$9,242 and \$5,000 respectively. The ratio of aggregate indebtedness to net capital was 32.5%.

3. Shareholder Agreement

A shareholder agreement exists requiring written notice to the Company should any shareholder desire to transfer all or part of his or her shares. The agreement provides existing shareholders with the first right to purchase the shares to be transferred subject to additional provisions and restrictions.

4. Profit Sharing Plan

The Company has a deferred compensation and profit sharing plan commonly called a "401(k)" plan. The Company incurred no expenses relating to this plan for the year ended December 31, 2008.

5. S Corporation Election

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Company.

6. Off - Balance Sheet Risk

The Company has entered into an agreement with another Broker/Dealer (Primary Introducing Broker/Dealer) and Primary Introducing Broker/Dealer's Clearing Broker/Dealer (Clearing Broker/Dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/Dealer, through the Primary Introducing Broker/Dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/Dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/Dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/Dealer, the Company receives commissions and other consideration, less the processing and other charges of the Primary Introducing Broker/Dealer and Clearing Broker/Dealer. As part of the terms of the agreement, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

Through its Clearing Broker/Dealer, the Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over-the-counter options. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying security and is affected by market forces such as volatility. The Company's customers also sell securities they do not own (short securities). Since only customers of the Company enter into these types of securities transactions the Company's exposure to risk is limited to that resulting in the event these customers are unable to fulfill their contracted obligations and, under the terms of its agreement with the Primary Introducing Broker/Dealer, the Company is held responsible for any resulting loss.

7. Rent

Rent expense for the year ended December 31, 2008 was $26,700.

Future minimum rent payments are as follows:

Year ending December 31,	
2009	$ 4,400

8. Termination of Operations

Management has decided to terminate all Broker/Dealer operations, and dissolve the Corporation effective February 28, 2009. All customer accounts will be transferred over to LaSalle Street Securities as Broker/Dealer. A smooth transition is anticipated.

SUPPLEMENTARY INFORMATION

STERLING INVESTMENT SERVICES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
YEAR ENDED DECEMBER 31, 2008

Computation of Net Capital		
Total Shareholder's Equity	$	10,742
Deductions: Nonallowable Assets		(1,500)
Net Capital	$	9,242
Computation of Basic Net Capital Requirement		
Minimum Net Capital Requirement		
(6 2/3% of Total Aggregate Indebtedness)	$	200
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Requirement	$	5,000
Computation of Aggregate Indebtedness		
Total Liabilities from Statement of Financial Condition	$	3,000
Percentage of Aggregate Indebtedness to Net Capital	$	32.5%

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Independent Auditor's Report.
The accompanying notes are an integral part of these financial statements.

MANNING SILVERMAN
& CO.

Certified Public Accountants
Management Consultants
Business Advisors

The CPA. Never underestimate the value.

175 Olde Half Day Road, Suite 290
Lincolnshire, IL 60069

phone 847-459-8850 fax 847-537-8954

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Sterling Investment Services, Inc.
Rosemont, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Sterling Investment Services, Inc. for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Sterling Investment Services, Inc. for the year ended December 31, 2008 and this report does not affect our report thereon dated January 28, 2009. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(1) and k(2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Manning Silverman & Company
Certified Public Accountants

January 28, 2009

END